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FOR IMMEDIATE RELEASE
APRIL 27, 1998

TOREADOR ROYALTY EVALUATES STRATEGIC OPTIONS

DALLAS, APRIL 27 -- TOREADOR ROYALTY CORPORATION (NASDAQ-NMS: TRGL) announced that it is actively seeking acquisition and merger partners through its financial advisor, Dain Rauscher Wessels.

According to Mark McLaughlin, president of Toreador, "The last two years of exploration have been among the most successful in Toreador's long history. Since January 1, 1997, 18 wells have been drilled on the company's mineral acreage, of which eight were successfully completed. The operators of all these wells, including Louis Dreyfus Natural Gas Corp., Apache Corp. and Corlena Oil Company, utilized 3-D seismic technology in siting the wells. This record of success reflects Toreador's continuing intensive efforts to encourage 3-D seismic exploration on the company's extensive mineral acreage.

"We believe that with our current momentum of exploratory success, now is the optimum time to take aggressive action to create maximum value for all shareholders in the company. Therefore, we are actively seeking proposals for merger, acquisition, or other transactions that will generate shareholder value and encourage further exploration of the company's properties."

Mr. McLaughlin added, "The company's board will be deliberate in its review of strategic alternatives. If no satisfactory proposal emerges, Toreador will continue its ongoing business of generating exploration activity on its mineral acreage."

Except for historical information contained herein, the matters set forth in this release are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are dependent on certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, the risk that no commercially productive oil and gas reservoirs will be encountered using any exploration technology, including 3-D seismic; the risk that drilling operations may be delayed or canceled; the uncertainty of oil and gas prices; the uncertainty that results from intense competition in the oil and gas industry; operational risks (e.g., fires, explosions, blowouts, cratering and loss of production); insurance coverage limitations and requirements; and potential liability imposed by intense governmental regulation of oil and gas production; all of which are beyond the control of the company. Further, there can be no assurance that a sale of merger of the company or other business combination involving the company will be consummated, and if so consummated, on terms that are favorable to the company and its stockholders.

Contact:   John Mark McLaughlin, chairman and president
           214-369-0080